UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2014

KITE REALTY GROUP TRUST

(Exact name of registrant as specified in its charter)

Maryland	1-32268	11-3715772
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

30 S. Meridian Street
Suite 1100
Indianapolis, IN	46204
(Address of principal executive offices)	(Zip Code)

(317) 577-5600

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                Entry into a Material Definitive Agreement.

Merger Agreement

On February 9, 2014, Kite Realty Group Trust, a Maryland real estate investment trust (“Kite Realty”), KRG Magellan, LLC, a Maryland limited liability company and wholly-owned subsidiary of Kite Realty (“Merger Sub”), and Inland Diversified Real Estate Trust, Inc., a Maryland corporation (“Inland Diversified”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Inland Diversified with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Kite Realty. The board of trustees of Kite Realty (the “Kite Realty Board”) has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $0.001 per share, of Inland Diversified (“Inland Diversified Common Stock”) will be converted into the right to receive shares of beneficial interest of Kite Realty, par value $0.01 per share (“Kite Realty Common Shares”) based on:

•                  an exchange ratio of 1.707 Kite Realty Common Shares for each share of Inland Diversified Common Stock, so long as the reference price for Kite Realty Common Shares (defined below) is equal to or less than $6.36;

•                  a floating exchange ratio, if the reference price for Kite Realty Common Shares is more than $6.36 or less than $6.58 (with such ratio being determined by dividing $10.85 by the reference price for Kite Realty Common Shares); and

•                  an exchange ratio of 1.650 Kite Realty Common Shares for each share of Inland Diversified Common Stock, if the reference price for Kite Realty Common Shares is $6.58 or greater.

The “reference price” for Kite Realty Common Shares is the volume-weighted average trading price of Kite Realty Common Shares for the ten consecutive trading days ending on the third trading day preceding Inland Diversified’s stockholder meeting to approve the merger.  No fractional Kite Realty Common Shares will be issued in the Merger. The value of any fractional interests of Kite Realty Common Shares to which a holder would otherwise be entitled will be paid in cash.

Pursuant to the Merger Agreement, the parties have agreed that following the closing, the Kite Realty Board will consist of nine members, six of whom will be current trustees of Kite Realty and three of whom will be designated by Inland Diversified.  The board members designated by Inland Diversified must, among other things, meet the definition of “independent director” set forth in the rules and regulations of the New York Stock Exchange and applicable regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and meet the independence standards set forth in Kite Realty’s corporate governance guidelines.  John A. Kite will remain the Chairman and Chief Executive Officer of Kite Realty following the Merger.

Kite Realty and Inland Diversified have made certain customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including with respect to the conduct of business prior to the closing and covenants prohibiting Kite Realty, Inland Diversified and each of their respective subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions.

The completion of the Merger is subject to customary conditions, including, among others: (i) approval by Kite Realty’s and Inland Diversified’s respective common shareholders, including the approval of Kite Realty’s shareholders to an amendment to Kite Realty’s declaration of trust to increase the number of Kite Realty Common Shares that Kite Realty is authorized to issue; (ii) the absence of a material adverse effect on either Kite Realty or Inland Diversified; (iii) the receipt of tax opinions relating to the REIT status of each company and the tax-free nature of the transaction; (iv) completion of the previously announced sale by Inland Diversified of certain net-leased commercial real estate properties to Realty Income Corporation (the “Net-Lease Transactions”); and (v) completion of the redeployment of certain proceeds from the Net-Lease Transactions to acquire replacement properties for purposes of Section 1031 of the Internal Revenue Code (the “Like-Kind Exchanges”).

The Merger Agreement may be terminated under certain circumstances, including by either party (i) if the Merger has not been consummated on or before the outside date August 31, 2014, subject to extension under certain circumstances, (ii) if a final and non-appealable order is entered prohibiting or disapproving the transaction, (iii) upon a failure of either party to obtain approval of its shareholders, (iv) upon a failure to complete (the Like-Kind Exchanges by the outside date, (v) upon a failure to complete the Net-Lease Transactions by the outside date, or (vi) upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied. The outside date of August 31, 2014 will be automatically extended in certain circumstances if Inland Diversified has not completed the Like-Kind Exchanges. The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, Inland Diversified may be required to pay to Kite Realty a termination fee of $43 million and/or reimburse Kite Realty’s transaction expenses up to an amount equal to $8 million.  Where termination is in connection with a failure to close the Net-Lease Transactions, Inland Diversified may be required to pay Kite Realty a termination fee of $3 million and reimburse Kite Realty’s transaction expenses up to an amount equal to $8 million.  The Merger Agreement also provides that, in connection with the termination of the Merger Agreement under specified circumstances, Kite Realty may be required to pay to Inland Diversified a termination fee of $30 million and/or reimburse Inland Diversified’s transaction expenses up to an amount equal to $8 million. Under certain circumstances, including upon payment of the applicable termination fee, either party is permitted to terminate the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior acquisition proposal.

Immediately following closing of the Merger, Kite Realty expects to contribute its ownership interest in Merger Sub to Kite Realty Group, L.P., the operating partnership of Kite Realty, in exchange for additional limited partnership units in the operating partnership.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Kite Realty or Inland Diversified. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Kite Realty or Inland Diversified at the time they were made or otherwise and should only be read in conjunction with the other information that Kite Realty makes publicly available in reports, statements and other documents filed with the SEC.

Employment Agreement Amendments

Concurrently with the execution of the Merger Agreement, John A. Kite, Thomas K. McGowan and Daniel R. Sink entered into amendments to their existing employment agreements with Kite Realty, pursuant to which they agreed that the Merger will not constitute a change of control under the terms of their existing employment agreements. These amendments preclude the foregoing individuals from being able to terminate their employment with Kite Realty for good reason solely on account of the consummation of the Merger.

Copies of the amendments are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 and are incorporated herein by reference. The foregoing description of the amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the amendments.

Item 5.02.                Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information under the heading “Employment Agreement Amendments” in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 5.02 by reference.

Forward Looking Statements

Certain statements in this Form 8-K that are not in the present or past tense or that discuss Kite Realty’s and/or Inland Diversified’s expectations (including any use of the words “anticipate,” “assume,” “believe,”

“estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite Realty and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite Realty, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite Realty, Inland Diversified or the combined company will be those anticipated by Kite Realty or Inland Diversified. Examples of forward-looking statements include projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, cap rates, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, expectations as to the timing of closing of acquisitions, dispositions and other potential transactions and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite Realty or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the Merger and the timing of the closing of the Merger; and other risks and uncertainties detailed from time to time in Kite Realty’s or Inland Diversified’s SEC filings. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite Realty does not undertake to update forward-looking statements except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Kite Realty expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kite Realty and Inland Diversified that also constitutes a prospectus of Kite Realty, which joint proxy statement will be mailed or otherwise disseminated to Kite Realty and Inland Diversified shareholders when it becomes available. Kite Realty and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Kite Realty and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their websites at www.kiterealty.com and www.inlanddiversified.com.

Kite Realty and Inland Diversified and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Kite Realty’s executive officers and trustees in Kite Realty’s definitive proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of shareholders. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013 in connection with its 2013 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Kite Realty or Inland Diversified using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger by and among Kite Realty Group Trust, KRG Magellan, LLC and Inland Diversified Real Estate Trust, Inc., dated February 9, 2014
10.1	Amendment to Employment Agreement by and between Kite Realty Group Trust and John A. Kite, dated February 9, 2014
10.2	Amendment to Employment Agreement by and between Kite Realty Group Trust and Thomas K. McGowan, dated February 9, 2014
10.3	Amendment to Employment Agreement by and between Kite Realty Group Trust and Daniel R. Sink, dated February 9, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KITE REALTY GROUP TRUST

February 11, 2014	/s/ Daniel R. Sink
Daniel R. Sink
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger by and among Kite Realty Group Trust, KRG Magellan, LLC and Inland Diversified Real Estate Trust, Inc., dated February 9, 2014
10.1	Amendment to Employment Agreement by and between Kite Realty Group Trust and John A. Kite, dated February 9, 2014
10.2	Amendment to Employment Agreement by and between Kite Realty Group Trust and Thomas K. McGowan, dated February 9, 2014
10.3	Amendment to Employment Agreement by and between Kite Realty Group Trust and Daniel R. Sink, dated February 9, 2014